Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements for the periods specified in the earnings release included as an exhibit to this Form 6-K. We undertake no obligation to publicly update any forward-looking statements in such earnings release or otherwise included in this Form 6-K.

A. Operating Results

Overview

Our current mission is to shape the future of learning, collaboration and communication through innovative, AI-powered Phygital solutions that seamlessly connect the physical and digital worlds. At the core of this mission is HybriU, a cutting-edge platform that transforms education, corporate conferencing and live events by delivering immersive, intelligent and real-time experiences across industries.

Designed to bridge the gap between in-person and remote interaction, HybriU enables AI-driven automation, deep engagement and seamless collaboration. With HybriU, Ambow is redefining how people connect, learn and grow, empowering greater access, equity and innovation in education and beyond.

For the six months ended June 30, 2025, net revenues increased by $0.3 million to $5.1 million from $4.8 million in the same period of 2024. For the three months ended June 30, 2025, net revenues increased by $0.4 million to $2.8 million from $2.4 million in the same period of 2024. The increases were primarily due to net revenues generated by HybriU.

Net income for the six months ended June 30, 2025, was $1.9 million, compared to $0.2 million in the same period of 2024. Net income for the three months ended June 30, 2025, was $1.8 million, compared to $0.1 million in the same period of 2024.

Factors Affecting the Results of Operations

General factors affecting the results of operations

While our business is influenced by factors affecting the U.S. education industry in general, we believe our business is more directly affected by company-specific factors, including, among others:

●	The number of student enrollments and fees we charge. The number of student enrollments is largely driven by the demand for our educational programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our campuses, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to attract students of different needs and provide cross-selling opportunities. Our course fees are determined based on several factors, including market demand, the target audience, campus location and capacity, the cost of delivering our programs, and the pricing of comparable courses offered by competitors.

●	The number of orders and contracts we obtain. Our product revenue is directly impacted by the number and value of orders and contracts we secure. A higher volume of confirmed orders generally results in increased revenue, as it indicates strong market demand and effective sales performance. Conversely, a decrease in order volume may adversely affect revenue, particularly if it is not offset by higher-value contracts or price increases.

●	Our Costs and Expenses. We incur costs and expenses at both the headquarters level and at our campuses. Our most significant costs are compensation and social welfare paid to/for our teachers, and rental- and teaching-related expenses. A substantial majority of our operating expenses are selling and marketing, general and administrative, and research and development expenses.

Effects of disposals and other strategic plans

There were no acquisitions or disposals during the six-month period ended June 30, 2025.

Key financial performance indicators

Key financial performance indicators consist of net revenues, cost of revenues, gross profit and operating expenses, which are discussed in greater detail below. The following tables set forth the consolidated net revenues, cost of revenues and gross profit, both in absolute amounts and as a percentage of net revenues, for the periods indicated.

	For the six months ended June 30,
	2024	2024	2025	2025
	$	%	$	%
	(in thousands, except percentages)
Net revenues	4,773	100.0	5,080	100.0
Cost of revenues	(2,208)	(46.3)	(2,269)	(44.7)
Gross Profit	2,565	53.7	2,811	55.3

	For the three months ended June 30,
	2024	2024	2025	2025
	$	%	$	%
	(in thousands, except percentages)
Net revenues	2,399	100.0	2,766	100.0
Cost of revenues	(1,064)	(44.4)	(1,291)	(46.7)
Gross Profit	1,335	55.6	1,475	53.3

Net revenues

In the six months ended June 30, 2024 and 2025, and three months ended June 30, 2024 and 2025, net revenues were $4.8 million, $5.1 million, $2.4 million and $2.8 million, respectively. The increases were primarily due to revenues generated by HybriU.

Cost of revenues

Cost of revenues for educational programs services and HybriU licensing and selling primarily consists of:

●	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

●	Rental, utilities, water and other operating expenses for the operation of our school properties, as well as inventory associated with HybriU;

●	Depreciation and amortization of properties, leasehold improvement and equipment used in the provision of educational services.

Gross profit and gross margin

Gross profit was $2.6 million, $2.8 million, $1.3 million and $1.5 million in the six months ended June 30, 2024, and 2025 and the three months ended June 30, 2024, and 2025, respectively.

Gross margin was 53.7%, 55.3%, 55.6% and 53.3% in the six months ended June 30, 2024, and 2025 and the three months ended June 30, 2024, and 2025, respectively. The increases in gross margin were mainly attributable to the higher profit margins in HybriU-related activities.

Operating expenses

Operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following tables set forth the components of the operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the six months ended June 30,
	2024	2024	2025	2025
	$	%	$	%
	(in thousands, except percentages)
Net revenues	4,773	100.0	5,080	100.0
Operating expenses:
Selling and marketing	(550)	(11.5)	(499)	(9.8)
General and administrative	(2,280)	(47.8)	(1,642)	(32.3)
Research and development	(150)	(3.1)	(203)	(4.0)
Total operating expenses	(2,980)	(62.4)	(2,344)	(46.1)

	For the three months ended June 30,
	2024	2024	2025	2025
	$	%	$	%
	(in thousands, except percentages)
Net revenues	2,399	100.0	2,766	100.0
Operating expenses:
Selling and marketing	(251)	(10.5)	(273)	(9.9)
General and administrative	(944)	(39.3)	(771)	(27.9)
Research and development	(75)	(3.1)	(102)	(3.7)
Total operating expenses	(1,270)	(52.9)	(1,146)	(41.4)

Selling and marketing expenses. Our selling and marketing expenses primarily consisted of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. Our selling and marketing expenses decreased by 16.7% to $0.5 million for the six months ended June 30, 2025, from $0.6 million for the same period of 2024. The decreases in selling and marketing expenses in the six months ended June 30, 2025, which were primarily due to streamlining of sales channels.

General and administrative expenses. Our general and administrative expenses primarily consisted of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utility payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities, as well as bad-debt provision. Our general and administrative expenses decreased by 30.4% to $1.6 million for the six months ended June 30, 2025, from $2.3 million for the same period of 2024, and decreased by 11.1% to $0.8 million for the three months ended June 30, 2025, from $0.9 million for the same period of 2024. The decreases were primarily attributed to reduced rental expenses.

Research and development. Our research and development consisted of personnel-related expenses directly associated with our research and development organization, depreciation of equipment used in research and development, and allocated overhead. Our research and development expenses were essentially stable for the six months and three months ended June 30, 2025 and 2024.

We are a Cayman Islands company and we currently conduct operations primarily through our U.S. subsidiaries. Under the current laws of the Cayman Islands, Ambow is not subject to taxes on its income or capital gains. In addition, the payment of dividends, if any, is not subject to withholding taxes in the Cayman Islands.

A significant component of our income tax provision is generated from our U.S. subsidiaries’ operations, which have a federal statutory income tax rate of 21%. Current income taxes are provided for in accordance with the laws and regulations in the U.S. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified certain accounting policies as critical accounting policies as they require management’s highest degree of judgment, estimates and assumptions, including: 1) revenue recognition; 2) accounts receivables, net; 3) Intangible assets; 4) income tax; 5) lease. See Note 3—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies in the Company’s 2024 Annual Report filed with the SEC on March 28, 2025.

Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions. We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to include (i) allowance for credit losses; (ii) impairment of long-lived assets, and (iii) valuation allowance for deferred tax assets as follows:

Allowance for credit losses

Our accounts receivable and long-term receivables included in other non-current assets are within the scope of ASC 326. For accounts receivable, we estimate the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, we review other receivables on a periodic basis and makes allowance on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated.

Allowance for deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. We follow FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Changes to the estimates for the tax consequences in future years can significantly affect the valuation allowance for deferred tax assets.

Results of operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Unaudited Condensed Consolidated Statements of Operations

	For the six months ended June 30,		For the three months ended June 30,
	2024	2025	2024	2025
	$	$	$	$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services and HybriU licensing and selling	4,773	5,080	2,399	2,766
COST OF REVENUES:
- Educational programs and services and HybriU licensing and selling	(2,208)	(2,269)	(1,064)	(1,291)
GROSS PROFIT	2,565	2,811	1,335	1,475
Operating expenses:
Selling and marketing	(550)	(499)	(251)	(273)
General and administrative	(2,280)	(1,642)	(944)	(771)
Research and development	(150)	(203)	(75)	(102)
Total operating expenses	(2,980)	(2,344)	(1,270)	(1,146)
OPERATING (LOSS) INCOME	(415)	467	65	329
OTHER INCOME	126	1,464	64	1,493
(LOSS) INCOME BEFORE INCOME TAX	(289)	1,931	129	1,822
Income tax benefit (expense)	505	(47)	(6)	(47)
NET INCOME	216	1,884	123	1,775
NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	216	1,884	123	1,775

Six and three months ended June 30, 2025, compared with the six and three months ended June 30, 2024

Net revenues. Net revenues increased by $0.3 million to $5.1 million for the six months ended June 30, 2025, from $4.8 million in the same period of 2024, and increased by $0.4 million to $2.8 million for the three months ended June 30, 2025, from $2.4 million in the same period of 2024. The increase was primarily due to revenues generated by HybriU.

Cost of revenues. Cost of revenues amounted to $2.3 million for the six months ended June 30, 2025, increasing from $2.2 million in the same period of 2024. For the three months ended June 30, 2025, cost of revenues increased by $0.2 million to $1.3 million for the three months ended June 30, 2025, from $1.1 million in the same period of 2024. The increase was mainly driven by sales of HybriU products.

Gross profit. Gross profit increased to $2.8 million in the six months ended June 30, 2025, from $2.6 million in the same period of 2024, and increased to $1.5 million in the three months ended June 30, 2025, from $1.3 million in the same period of 2024.

Gross margin. Gross margin increased to 55.3% in the six months ended June 30, 2025, from 53.7% in the same period of 2024, and decreased to 53.3% in the three months ended June 30, 2025, from 55.6% in the same period of 2024.

Operating expenses. Total operating expenses decreased by 23.3% to $2.3 million for the six months ended June 30, 2025 from $3.0 million for the same period of 2024, and decreased by 15.4% to 1.1 million for the three months ended June 30, 2025 from $1.3 million for the same period of 2024. The analysis of changes is listed below.

●	Selling and marketing expenses. Selling and marketing expenses decreased by 16.7% to $0.5 million for the six months ended June 30, 2025, from $0.6million in the same period of 2024. The decreases were mainly attributable to streamlining of sales channels.

●	General and administrative expenses. General and administrative expenses decreased by 30.4% to $1.6 million for the six months ended June 30, 2025, from $2.3 million in the same period of 2024, and decreased by 11.1% to $0.8 million for the three months ended June 30, 2024, from $0.9 million in the same period of 2024. The decreases were primarily attributable to lower rental expenses.

●	Research and development expenses. Our research and development expenses were essentially unchanged for the six months and three months ended June 30, 2025 and 2024.

Other income. Other income was $1.5 million for the six months and three months ended June 30, 2025, compared with $0.1 million in the same period of 2024.

Income. In line with the above-mentioned factors, there was an income of $1.9 million for the six months ended June 30, 2025, compared with the income of $0.2 million in the same period of 2024. Income for the three months ended June 30, 2025 was $1.8 million, compared with the income of $0.1 million in the same period of 2024.

B.  Liquidity and Capital Resources

As of June 30, 2025, our consolidated current assets exceeded consolidated current liabilities by $5.3 million. With certain non-cash payment adjustments excluded, there would have been a positive working capital balance as of June 30, 2025. Our consolidated net assets were $8.6 million as of June 30, 2025.

Our principal sources of liquidity were cash provided by operating activities and bank borrowings. We had net cash used in operating activities of $0.6 million and net cash provided by $1.0 million for the six months ended June 30, 2024 and 2025, respectively. As of June 30, 2025, we had $4.0 million in unrestricted cash and cash equivalents.

Our operating results for future periods are subject to numerous uncertainties, and it is uncertain if we will be able to continuously achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage costs and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

We believe that available cash and cash equivalents, restricted cash released within 12 months, and cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the issue date of the financial statements, and we have prepared the unaudited consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations, and we expect that we will require additional capital to execute our longer-term business plan. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, obtaining credit facilities, streamlining business units, controlling rental, overhead and other operating expenses and seeking to further dispose of non-cash generating units. Management cannot provide any assurance that the Group will raise additional capital if needed.

Short-term borrowings

Loan agreements for short-term borrowings consisted of the following:

		As of December 31,	As of June 30,
	Maturities	2024	2025
		$	$
		(In thousands)
Short-term bank borrowing from Cathay Bank	October 2025	1,500	1,500
Short-term bank borrowing from Cathay Bank	December 2025	1,200	1,200
Short-term bank borrowing from EverTrust Bank	Based on the actual repayment	—	2,204

The weighted average interest rate of the outstanding borrowings was 6.16% and 6.22% per annum as of December 31, 2024 and June 30, 2025, respectively. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the six months ended June 30, 2024, and 2025 were $2.7 million and $3.0 million, respectively.

The borrowings incurred interest expenses of $0.1 million and $0.1 million for the six months ended June 30, 2024, and 2025, respectively. There was neither capitalization as additions to construction in progress nor guarantee fees for the six months ended June 30, 2024, and 2025, respectively.

See Note 8 Short-Term Borrowings to the unaudited condensed consolidated financial statements appearing elsewhere in this Form 6-K for further information.

Holding company structure

Ambow is a Cayman Islands holding company. We conduct our operations primarily through our subsidiaries in the United States. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation has not materially impacted the results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation.

C. Research and Development, Patents and Licenses

As of June 30, 2025, we employed six full-time and part-time software and educational professionals. We spent $0.2 million and $0.2 million on research and development expenses for the six months ended June 30, 2024 and 2025, respectively.

D. Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results” and “Condition and Results of Operations —Liquidity and Capital Resources.”

E. Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of December 31, 2024 and June 30, 2025.

F. Contractual Long-Term Obligations

The following table presents a summary of the contractual long-term obligations and payments by period as of June 30, 2025.

	Payments Due by Period
		2025
	Total	(remaining)	2026-2027	2028-2029	Thereafter
	$	$	$	$	$
	(in millions)
Operating lease obligations	7.3	0.2	2.9	2.7	1.5
Amounts due to landlord for lease termination	2.0	1.3	0.7	—	—